Exhibit 99.1

Luokung Announces Receipt of Nasdaq Notification Letter and a Request for Emergency Court Relief

BEIJING, April 30, 2021 /PRNewswire/ -- Luokung Technology Corp. (NASDAQ: LKCO) (“Luokung” or the “Company”), a leading interactive location-based services and big data processing technology company based in China, today announced that the Company received a notice from Nasdaq informing the Company that as a result of the Company being placed by the U.S. Department of Defense (the “DoD”) on a list (the “Section 1237 List”) of entities operating directly or indirectly in the United States and deemed to be “Communist Chinese military companies” (“CCMCs”), which are subject to certain restrictions under Executive Order 13959 (the “EO”), that trading of the Company’s ordinary shares will be suspended at the opening of business on May 9, 2021, and that trading in the Company’s securities will be halted at the end of the trading day (8:00 pm ET) on May 7, 2021.

On January 14, 2021, the DoD added “Luokong Technology Corporation” to the Section 1237 List. However, because the DoD did not accurately spell the Company’s name, on March 10, 2021,, the U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”) informed the Company that it had formally delisted the misspelled company and re-designated Luokung using the correct spelling. OFAC’s letter confirmed that restrictions on trading of the Company’s securities or derivatives by U.S. persons would take effect on May 8, 2021, and that certain transactions solely for the purposes of divestment by U.S. persons will be permitted through March 9, 2022.

At the opening of business on May 9, 2021, Nasdaq plans to file a Form 25-NSE with the Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market. The Company plans to appeal the Nasdaq Staff’s determination to a Hearings Panel, pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series.

As previously announced, the Company, together with two U.S. shareholders, has filed a complaint in the United States District Court for the District of Columbia. The complaint alleges that Luokung’s designation as a CCMC by the DoD, and the restrictions associated with that designation under the EO signed by former President Trump, are unlawful.

In connection with its lawsuit, the Company has filed a motion for a preliminary injunction asking the Court to prevent the enforcement of the CCMC designation and the associated restrictions while the lawsuit is pending. In its motion, the Company argues that it is likely to succeed on the merits of its claims, that it will be irreparably harmed if the Court does not issue an injunction, and that the balance of equities and the public interest favor granting an injunction. The defendants oppose the motion. The Court will hold a hearing regarding this motion on May 3, 2021, after which the Court will decide whether to issue a preliminary injunction. The Company has notified the Court that, if it does not issue a preliminary injunction, the restrictions will go into effect on May 8, 2021. However, the Company cannot predict when the Court will issue its decision or whether the Court will grant the motion.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “probable”, “potential”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination and analysis of the existing law, rules and regulations and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you the statement herein will be accurate. As a result, you are cautioned not to rely on any forward-looking statements.

CONTACT:

The Company:

Mr. Jay Yu

Chief Financial Officer

Tel: +86-10-5327-4727

Email: ir@luokung.com

Investor Relations:

Adam Prior

Senior Vice President

The Equity Group Inc.

Tel: 212-836-9606

Email: aprior@equityny.com